RECEIVED

2007 NOV 14 A 7:31

26 October 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

07027885

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2007.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\3rd-quarter results.doc
UOL\3.2.3 (gw\nur)

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ....

NAME: ....

DATE: ....

华业集团有限公司
UOL Group Limited
Company Registration No 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

26 October 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2007.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

enc.

cc. Mr Dennis Chung, The Bank of New York Mellon Corporation
(Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\3rd-quarter results.doc
UOL\3.2.3 (gw\nur)

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2007	2006	+ / (-)	2007	2006	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	166,748	149,922	11	514,072	445,075	16
Cost of sales		(77,428)	(76,628)	1	(247,736)	(234,399)	6
Gross profit		89,320	73,294	22	266,336	210,676	26
Other gains							
- Finance income	B	2,837	2,052	38	7,974	4,787	67
- Miscellaneous		1,200	1,018	18	3,989	3,294	21
- Exceptional items	C	17,768	-	n.m.	55,999	15,388	264
Expenses							
- Marketing and distribution		(8,736)	(6,152)	42	(18,517)	(15,152)	22
- Administrative		(9,719)	(7,970)	22	(27,669)	(25,185)	10
- Finance	D	(4,336)	(8,527)	(49)	(11,894)	(18,476)	(36)
- Other operating		(15,274)	(14,578)	5	(44,020)	(40,458)	9
Share of profit of associated companies		8,200	4,177	96	24,686	9,064	172
Profit before income tax and fair value gain		81,260	43,314	88	256,884	143,938	78
Fair value gain on investment properties		-	-	-	274,359	-	n.m.
Profit before income tax	E	81,260	43,314	88	531,243	143,938	269
Income tax expense	F	(10,848)	(8,414)	29	(51,434)	(23,873)	115
Net profit after income tax		70,412	34,900	102	479,809	120,065	300
Attributable to:							
Equity holders of the Company		64,520	31,468	105	426,843	107,679	296
Minority interests		5,892	3,432	72	52,966	12,386	328
		70,412	34,900	102	479,809	120,065	300

n.m. : not meaningful

1(a)(ii) Notes to the Income Statement

	Group					
	Third Quarter Ended 30 September			Nine Months Ended 30 September		
	2007	2006	+ / (-)	2007	2006	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Revenue						
Revenue from property developments	41,600	36,423	14	149,530	122,462	22
Revenue from property investments	25,965	22,082	18	74,923	68,602	9
Gross revenue from hotel operations	85,189	75,632	13	231,042	213,445	8
Revenue from trading, retail and management services	2,283	2,420	(6)	7,378	7,863	(6)
Dividend income	11,711	13,365	(12)	51,199	32,703	57
	166,748	149,922	11	514,072	445,075	16
B Finance income						
Interest income	2,071	1,721	20	6,270	4,622	36
Foreign exchange gain (net)	766	331	131	1,704	165	933
	2,837	2,052	38	7,974	4,787	67
C Exceptional items						
Profit on disposal of investment property	-	-	-	37,050	-	n.m.
Gain/(loss) on sale of available-for-sale financial assets						
- listed equity shares	-	-	-	1,190	-	n.m.
- unlisted equity shares	-	-	-	(9)	-	n.m.
Fair value reserve transferred to income statement on disposal of an available-for-sale financial asset	-	-	-	-	1,000	(100)
Negative goodwill on acquisition of:						
- a subsidiary company	17,768	-	n.m.	17,768	-	n.m.
- an associated company	-	-	-	-	14,388	(100)
	17,768	-	n.m.	55,999	15,388	264
D Finance expense						
Interest expense	4,336	8,527	(49)	11,894	18,476	(36)
E Profit before income tax						
Profit before income tax is stated after charging:						
Depreciation and amortisation	8,574	9,457	(9)	25,680	27,234	(6)
F Income tax expense						
Tax expense attributable to profit is made up of:						
Current income tax						
- Singapore	7,395	6,451	15	22,555	17,392	30
- Foreign	1,618	626	158	3,851	1,563	146
Deferred income tax	2,218	1,337	66	30,035	5,024	498
	11,231	8,414	33	56,441	23,979	135
Over provision in preceding financial years						
- Singapore current income tax	(383)	-	n.m.	(91)	(106)	(14)
Effect of change in tax rate on deferred taxation	-	-	-	(4,916)	-	n.m.
	10,848	8,414	29	51,434	23,873	115

n.m.: not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	The Group		The Company	
		30.09.07	31.12.06	30.09.07	31.12.06
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances		178,385	130,297	6,526	12
Trade and other receivables	A	148,914	31,645	183,066	6,292
Development properties		469,513	577,643	-	-
Inventories		4,907	4,962	-	-
Available-for-sale financial assets		665,215	566,922	665,215	566,922
Other current assets	B	132,884	7,294	1,051	1,756
Current income tax assets		1,162	156	-	-
Investment property held for sale		-	137,848	-	-
		1,600,980	1,456,767	855,858	574,982
Non-current assets					
Trade and other receivables		149,859	87,574	565,406	305,115
Available-for-sale financial assets		720,929	544,129	26,949	26,949
Associated companies		259,661	221,818	112,584	112,086
Subsidiaries		-	-	1,017,553	1,049,114
Investment properties	C	1,964,008	1,658,085	348,048	278,691
Property, plant and equipment		690,112	658,516	1,120	903
Intangibles		27,915	14,663	-	-
Deferred income tax assets		9,987	10,360	-	-
		3,822,471	3,195,145	2,071,660	1,772,858
Total assets		5,423,451	4,651,912	2,927,518	2,347,840
LIABILITIES					
Current liabilities					
Trade and other payables		109,781	101,719	13,170	10,326
Current income tax liabilities		102,689	101,803	77,961	79,114
Bank overdrafts		19	794	-	619
Bank loans		73,680	116,848	50,000	98,515
Liabilities directly associated with investment property held for sale		-	2,212	-	-
		286,169	323,376	141,131	188,574
Non-current liabilities					
Bank loans		550,451	664,700	-	-
3.34% unsecured fixed rate note due 2012		149,491	-	149,491	-
Unsecured floating rate note due 2012		99,660	-	99,660	-
Loans from subsidiaries		-	-	398,176	188,493
Loans from minority shareholders of subsidiaries		39,386	39,893	-	-
Rental deposits		19,037	13,562	2,014	1,411
Provision for retirement benefits		2,324	1,875	-	-
Deferred income tax liabilities		217,145	158,955	108,567	94,555
		1,077,494	878,985	757,908	284,459
Total liabilities		1,363,663	1,202,361	899,039	473,033
NET ASSETS		4,059,788	3,449,551	2,028,479	1,874,807
EQUITY					
Capital & reserves attributable to the Company's equity holders					
Share capital		1,074,934	1,071,987	1,074,934	1,071,987
Reserves		1,053,199	1,170,697	452,561	489,121
Retained earnings		1,612,150	913,320	500,984	313,699
		3,740,283	3,156,004	2,028,479	1,874,807
Minority Interests		319,505	293,547	-	-
TOTAL EQUITY		4,059,788	3,449,551	2,028,479	1,874,807

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Notes to the Balance Sheet

A Trade and other receivables

The increase in trade and other receivables is mainly due to progress billing for the Newton Suites and Southbank projects.

B Other current assets

The increase relates mainly to deposits paid for the acquisition of the following:
- Green Meadows, a freehold property at Tagore Avenue, Singapore;
- Spottiswoode Apartment, a freehold property in Singapore;
- Oakswood Heights, a freehold property in Singapore; and
- Deposit for an investment in Tianjin awaiting capital inspection and share issue.

C Investment properties

The increase is primarily due to increase in property values based on the valuation of the Group's principal investment properties on 30 June 2007 by a firm of independent valuers.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.9.07		As At 31.12.06	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	23,680	50,019	9,365	108,277
Amount repayable after one year	548,601	292,527	608,813	96,826

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the third quarter ended 30 September

	Notes	Group 3rd Quarter 2007 $'000	Group 3rd Quarter 2006 $'000
Cash flows from operating activities			
Net profit after income tax		70,412	34,900
Adjustments for:			
Income tax		10,848	8,414
Non-cash items		(582)	4,592
Profit on development properties		(12,265)	(8,131)
Dividend and interest income		(13,782)	(15,086)
Interest expense		4,336	8,527
Negative goodwill on acquisition of a subsidiary		(17,768)	-
Operating cash flow before working capital changes		41,199	33,216
Change in operating assets and liabilities, net of effects from purchase of a subsidiary			
Receivables		(38,955)	(2,689)
Inventories		(269)	(621)
Rental deposits		2,003	1,423
Payables		3,445	5,401
		(33,776)	3,514
Progress billings	(i)	119,363	11,376
Expenditure on development properties		(144,298)	(188,576)
Retirement benefits paid		(6)	(20)
Income tax paid		(9,039)	(5,009)
Net cash used in operating activities		(26,557)	(145,499)
Cash flows from investing activities			
Net proceeds from disposal of property, plant and equipment		1,058	172
Proceeds from return of capital from available-for-sale financial assets		-	1,000
Net proceeds from disposal of available-for-sale financial assets		-	5,783
Loans to associated companies	(ii)	(13,649)	(300)
Repayment of loans from an associated company		3,532	-
Payment for interest in an associated company		(46)	-
Payment to minority shareholders for purchase of shares in a subsidiary		(2,739)	(61,318)
Net receipt on acquisition of a subsidiary	(iii)	2,832	-
Payment for interest in a China company (awaiting capital inspection and share issue)		(74,786)	-
Purchase of property, plant and equipment and investment properties	(iv)	(30,589)	(14,624)
Retention monies released		(354)	(24)
Interest received		2,431	1,937
Dividends received		12,755	10,726
Net cash used in investing activities		(99,555)	(56,648)
Cash flows from financing activities			
Proceeds from issue of shares		360	495
Net proceeds from issue of shares to minority shareholders of subsidiaries		13,572	300
Loans from minority shareholders of subsidiaries		-	18,357
Net borrowings		95,414	195,008
Interest paid		(5,826)	(10,833)
Net cash from financing activities		103,520	203,327
Net (decrease)/increase in cash and cash equivalents		(22,592)	1,180
Cash and cash equivalents at 1 July		200,958	94,219
Cash and cash equivalents at 30 September	(v)	178,366	95,399

Notes to the Consolidated Cash Flow Statement

i. Progress billings

The progress billings were in respect of Newton Suites, Southbank, Duchess Residences and The Regency at Tiong Bahru.

ii. Loans to associated companies

The loans have been extended to associated companies to fund their respective residential development projects.

iii. Acquisition of a subsidiary, net of cash acquired

The effects of acquisition of a subsidiary are as follows:

	At fair values	Carrying amounts in acquiree's books
	$'000	$'000
Cash and cash equivalents	4,832	4,832
Trade and other receivables	6,365	6,365
Property, plant and equipment	44	44
Intangibles	12,000	-
Total assets	23,241	11,241
Trade and other payables	(2,668)	(2,668)
Current income tax liabilities	(544)	(544)
Provision for retirement benefits	(261)	(261)
Total liabilities	(3,473)	(3,473)
Net identifiable assets acquired	19,768	7,768
Negative goodwill	(17,768)	
Cash consideration paid	2,000	
Less: Cash and cash equivalents in subsidiary acquired	(4,832)	
Net cash inflow from acquisition of a subsidiary	(2,832)	

iv. Purchase of property, plant and equipment and investment properties

The expenditure for the third quarter 2007 relates mainly to costs incurred for the addition and alteration works to certain of the Group's hotels and investment properties and the conversion of the UOL Building at Somerset Road to a new 16-storey office cum service apartment as well as progress payments for the One Residency service apartments in Kuala Lumpur, Malaysia.

v. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	30.09.07	30.09.06
	$'000	$'000
Fixed deposits with financial institutions	137,812	79,094
Cash at bank and on hand	40,573	19,553
Cash and bank balances per balance sheet	178,385	98,647
Fixed deposits pledged as security	-	(2,919)
Bank overdraft (unsecured)	(19)	(329)
Cash and cash equivalents per consolidated cash flow statement	178,366	95,399

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the third quarter ended 30 September 2007

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2007	1,074,574	1,141,271	1,547,630	302,581	4,066,056
Fair value loss on available-for-sale financial assets	-	(84,738)	-	(383)	(85,121)
Currency translation differences	-	(3,334)	-	(745)	(4,079)
Net losses recognised directly in equity	-	(88,072)	-	(1,128)	(89,200)
Net profit for the financial period	-	-	64,520	5,892	70,412
Total recognised (losses)/gains for the financial period	-	(88,072)	64,520	4,764	(18,788)
Employee share option scheme :					
- proceeds from shares issued	360	-	-	-	360
Additional issue of shares by subsidiary	-	-	-	13,572	13,572
Acquisition of interest in subsidiary	-	-	-	(1,412)	(1,412)
Balance at 30 September 2007	1,074,934	1,053,199	1,612,150	319,505	4,059,788

Group Statement of Changes in Equity for the third quarter ended 30 September 2006

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2006	1,070,294	746,553	650,085	294,767	2,761,699
Fair value gain on available-for-sale financial assets	-	52,769	-	480	53,249
Revaluation surplus on investment properties	-	137	-	92	229
Currency translation differences	-	685	-	617	1,302
Net gains recognised directly in equity	-	53,591	-	1,189	54,780
Net profit for the financial period	-	-	31,468	3,432	34,900
Total recognised gains for the financial period	-	53,591	31,468	4,621	89,680
Employee share option scheme :					
- proceeds from shares issued	495	-	-	-	495
Additional issue of shares by subsidiary	-	-	-	300	300
Acquisition of interest in subsidiary	-	-	-	(61,483)	(61,483)
Balance at 30 September 2006	1,070,789	800,144	681,553	238,205	2,790,691

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Company Statement of Changes in Equity for the third quarter ended 30 September 2007

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 July 2007	1,074,574	467,791	490,354	2,032,719
Fair value loss on available-for-sale financial assets	-	(15,230)	-	(15,230)
Net profit for the financial period	-	-	10,630	10,630
Total recognised (losses)/gains for the financial period	-	(15,230)	10,630	(4,600)
Employee share option scheme :				
- proceeds from shares issued	360	-	-	360
Balance at 30 September 2007	1,074,934	452,561	500,984	2,028,479

Company Statement of Changes in Equity for the third quarter ended 30 September 2006

	Share Capital	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 July 2006	1,070,294	379,602	68,466	1,518,362
Fair value gain on available-for-sale financial assets	-	18,956	-	18,956
Net profit for the financial period	-	-	6,942	6,942
Total recognised gains for the financial period	-	18,956	6,942	25,898
Employee share option scheme :				
- proceeds from shares issued	495	-	-	495
Balance at 30 September 2006	1,070,789	398,558	75,408	1,544,755

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 30 September 2007, the issued share capital was increased as follows:

	Number of Ordinary Shares
Issued capital as at 1 July 2007	795,818,154
Issue of ordinary shares arising from the exercise of:	
2005 Options granted under the UOL 2000 Share Option Scheme	13,000
2006 Options granted under the UOL 2000 Share Option Scheme	103,000
Issued capital as at 30 September 2007	795,934,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of :

	30.09.07	30.09.06
Options granted under the UOL Executives Share Options and UOL 2000 Share Option Scheme :		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	42,000	48,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	190,000	246,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	283,000	607,000
- 2005 Options during the option period from 9 May 2006 to 8 May 2015 at the exercise price of $2.23 per share	197,000	732,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	605,000	1,378,000
- 2007 Options during the option period from 16 March 2008 to 15 March 2017 at the exercise price of $4.91 per share	1,146,000	-
	2,463,000	3,011,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2006, except as disclosed in paragraph 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

The Group has adopted FRS 40 on 1 January 2007, which is the effective date of the Standard. In 2006, the Group had accounted for its investment properties under FRS 25 Accounting for Investments. Following the adoption of FRS 40, changes in fair values of investment properties are recognised in the income statement for the period in which the changes arise.

The effects arising from the adoption of FRS 40 had been set out in the first and second quarter 2007 financial results announcement.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	3rd Quarter 2007	3rd Quarter 2006
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	Cents 8.11	Cents 3.97
(ii) On a fully diluted basis	Cents 8.11	Cents 3.96

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.09.07	31.12.06	30.09.07	31.12.06
Net asset value per ordinary share	$4.70	$3.97	$2.55	$2.36
Net tangible asset backing per ordinary share	$4.66	$3.95	$2.55	$2.36

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the third quarter of 2007 increased by $16.8 million or 11% to $166.7 million as compared to $149.9 million in the corresponding period of 2006. The increase in revenue came largely from hotel operations with the improved performance of the Group's hotels in Singapore, Australia and Vietnam. Revenue from property developments was also higher with the progressive recognition of revenues from the sale of units in Pavilion 11, Southbank, The Regency at Tiong Bahru and Duchess Residences. Notwithstanding the absence of revenue from the Central Plaza office which was sold in January 2007, revenue from property investment was higher with the inclusion of revenues from the shopping mall extension at Novena Square and higher rental rates for the Group's investment properties in Singapore.

Exceptional items include the recognition in the income statement of negative goodwill arising from the acquisition of a subsidiary company. The launch of the sales of the Duchess Residences development during the quarter resulted in higher marketing and distribution expenses. Administrative expenses were higher with the inclusion of the expenses of Pan Pacific Hotels and Resorts Pte. Ltd., a hotel management company which was acquired in July 2007. Finance expense was lower as the proceeds of recent divestments were applied towards reducing bank borrowings.

The share of profit of associated companies was higher. It includes the share of profit from the progressive recognition of income from the sale of units in One Amber and One north residences.

The Group's pre-tax profit in the third quarter of 2007 was $81.3 million, an increase of 88% over the pre-tax profit of $43.3 million in the corresponding period of 2006. In addition to the exceptional gain, the Group benefited from higher income from hotel operations, property investment, property development and associated companies. Group attributable profit for third quarter of 2007 increased by 105% to $64.5 million as compared to the profit of $31.5 million in the corresponding period of 2006.

For the nine months ended 30 September 2007, the Group achieved a pre-tax profit of $531.2 million, an increase of $387.3 million or 269% as compared to the pre-tax profit of $143.9 million in the corresponding period of 2006. The results included the exceptional gain of approximately $37.1 million from the sale of Central Plaza as well as the recognition of a $274.4 million fair value gain on investment properties in accordance with FRS 40. Income from investments, hotel operations, property development and associated companies were also higher. Group attributable profit for the nine months ended 30 September 2007 increased by $319.1 million or 296% to $426.8 as compared to $107.7 million in the corresponding period of 2006.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The outlook for the Singapore property market remains good, underpinned by the strong growth of the Singapore economy. With the tight supply of office space, occupancy and rental rates could improve further. The private residential market is expected to remain firm particularly in the mid and mass market segments.

The outlook for the tourism sector in Singapore and the region remains good and this should benefit most of the Group's hotels. However the performance of the Parkroyal Yangon may be affected by the on-going political uncertainty in Myanmar while the Sheraton Suzhou will face continued competition.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the third quarter ended 30 September 2007.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the nine months/third quarter ended 30 September 2007 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
26 October 2007

END